SEC File Number 001-38785

CUSIP Number 863685 103

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2022

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification related to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Stryve Foods, Inc.

(Full Name of Registrant)

N/A

(Former Name if Applicable)

5801 Tennyson Parkway, Suite 275

(Address of Principal Executive Office (Street and Number))

Plano, TX 75024

(City, State and Zip Code)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Stryve Foods, Inc. (the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Form 10-K for the year ended December 31, 2022 (the “Form 10-K”). The compilation, dissemination and review of the information required to be presented in the Form 10-K has imposed time constraints as a result of the Company’s recent accounting staff turnover and staff availability that have rendered timely filing of the Form 10-K impracticable without undue hardship and expense. The Company undertakes the responsibility to file such report no later than fifteen days after its original prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

R. Alex Hawkins	972	528-0296
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the three months ended December 31, 2022, the Company expects to incur an operating loss of approximately $4.3 million and used cash in operations of approximately $3.1 million as compared to an operating loss of $11.5 million and used cash in operations of $10.6 million during the year ended December 31, 2021. As of December 31, 2022, the Company had working capital of approximately $5.8 million as compared to $3.2 million of working capital as of December 31, 2021, and had approximately $5.7 million of indebtedness as of December 31, 2022. Until the Company can generate positive cash flow from operations, the Company is required to finance its operations and growth through external sources which may include equity offerings, debt financings or other financing transactions. There can be no assurance that the Company will be successful in raising additional capital or that such capital, if available, will be on terms that are acceptable.

STRYVE FOODS, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 3, 2023	By	/s/ R. Alex Hawkins
R. Alex Hawkins
Chief Financial Officer